SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ACTIVISION BLIZZARD, INC.
(Name of Issuer)
COMMON STOCK, $0.000001 PAR VALUE
(Title of Class of Securities)

00507V109
(CUSIP Number)

ASAC II LP
c/o Northern Trust Private Equity Administration
Department 2008
801 South Canal
Chicago, Illinois 60607
(312) 557-5687

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	Page 2 of 10 pages

1.	Name of Reporting Person

ASAC II LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

WC, BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

171,968,042
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

171,968,042
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,968,042
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.3% (1)
14.	Type of Reporting Person

PN
_______________
(1)	Based on 738,227,641 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 3 of 10 pages

1.	Name of Reporting Person

ASAC II LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

171,968,042
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

171,968,042
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,968,042
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.3% (1)
14.	Type of Reporting Person

OO
_______________
(1)	Based on 738,227,641 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 4 of 10 pages

1.	Name of Reporting Person

Robert A. Kotick
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

8,172,125 (1)
	8.	Shared Voting Power

171,968,042 (2)
	9.	Sole Dispositive Power

8,172,125 (1)
	10.	Shared Dispositive Power

171,968,042 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

180,140,167
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

24.3% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 3,479,398 shares, 34,350 shares represented by restricted share units scheduled to vest within 60 days and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 690,579 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership, and 4,800 shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as custodian of a UTMA account for the benefit of Mr. Kotick’s minor relative, as to which Mr. Kotick disclaims beneficial ownership.

(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 742,224,989 shares of Common Stock outstanding, which includes 738,227,641 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

CUSIP No. 00507V109	Page 5 of 10 pages

1.	Name of Reporting Person

Brian G. Kelly
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,511,424 (1)
	8.	Shared Voting Power

171,968,042 (2)
	9.	Sole Dispositive Power

2,511,424 (1)
	10.	Shared Dispositive Power

171,968,042 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

174,479,466
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.6% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2012 Irrevocable Trust, of which Mr. Kelly is trustee, 478,520 shares of Common Stock and 17,685 shares of Common Stock represented by restricted share units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 485,892 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 661,391 shares, 41,797 shares of Common Stock represented by restricted share units scheduled to vest within 60 days, 262,998 options to purchase shares of Common Stock and 80,676 options scheduled to vest within 60 days are held directly by Mr. Kelly.

(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 738,630,797 shares of Common Stock outstanding, which includes 738,227,641 shares of Common Stock outstanding, 17,685 shares of Common Stock represented by restricted share units held by the Brian G. Kelly 2012 Annuity Trust scheduled to vest within 60 days, 41,797 shares of Common Stock represented by restricted share units scheduled to vest within 60 days held by Mr. Kelly, 262,998 shares of Common Stock represented by options and 80,676 shares of Common Stock represented by options scheduled to vest within 60 days held by Mr. Kelly.

Page 6 of 10 Pages

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013 and amended on December 16, 2013, November 20, 2014 and May 9, 2016 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 2, 2016, ASAC entered into partial loan repayment and collateral release agreements (“Repayment Agreements”) with JPMorgan Chase Bank, N.A., London Branch and the other parties thereto and Bank of America, N.A., London Branch and the other parties thereto, respectively.  The Repayment Agreements permit (i) the distribution of Shares allocable to the limited partners in consideration for the repayment of each limited partner’s pro rata portion of the loans outstanding and (ii) the balance of the loans attributable to the Shares owned by ASAC GP to remain outstanding.  On the same date, ASAC also entered into a second amended and restated agreement of limited partnership (the “Second Amended LPA”) to provide for the foregoing.  Having obtained these amendments, ASAC plans to distribute the Shares to limited partners, as scheduled, on June 8, 2016, as further described in Amendment No. 3 to this Schedule 13D.

On June 3, 2016, Activision filed an automatic shelf registration statement registering the Shares as required under Section 2.01(a) of the Stockholders Agreement.  Following the distribution, the Shares may be sold by the limited partners and ASAC under the registration statement.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)        Item 5(a) is amended by deleting the first paragraph and replacing it with the following paragraph:

Unless otherwise indicated, percentage interest calculations for each Reporting Person prior to the distribution are based upon the Issuer having 738,227,641 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on May 9, 2016.

Item 5(a) is further amended by deleting the paragraphs under the headings “RAK” and “BGK” and replacing them with the following paragraphs:

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, the controlling person of 1011 Foundation, Inc. and the custodian of the Eli Sporn UTMA account, RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 180,140,167 shares of Common Stock, which constitutes 24.3% of the outstanding shares of Common Stock, which for purposes of this calculation includes 738,227,641 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on May 9, 2016, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares of Common Stock represented by restricted share units held by

Page 7 of 10 Pages

10122B Trust scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc. or the Eli Sporn UTMA account.

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2012 Irrevocable Trust (“2012 Kelly Family Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,479,466 shares of Common Stock, which constitutes 23.6% of the outstanding shares of Common Stock, which for purposes of this calculation includes 738,227,641 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on May 9, 2016, 17,685 shares of Common Stock represented by restricted share units held by 2012 Kelly Trust scheduled to vest within 60 days, 41,797 shares of Common Stock represented by restricted share units held by BGK scheduled to vest within the next 60 days, 262,998 shares of Common Stock represented by options held by BGK and 80,676 shares of Common Stock represented by options held by BGK scheduled to vest within the next 60 days. BGK disclaims beneficial ownership of any shares of Common Stock held by Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b)           Item 5(b) is amended by deleting the paragraphs under the headings “RAK” and “BGK” and replacing them with the following paragraphs:

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,479,398 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 690,579 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person, and 4,800 shares of Common Stock held by the Eli Sporn UTMA account, of which RAK is the custodian.  RAK may be deemed to have the sole power to vote or dispose of 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares of Common Stock represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days.

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2012 Kelly Family Trust, of which BGK is trustee, 478,520 shares of Common Stock and 17,685 shares of Common Stock represented by restricted share units scheduled to vest within 60 days held by 2012 Kelly Trust, of which BGK is grantor, 485,892 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 661,391 shares of Common Stock held by BGK directly.  BGK may be deemed to have the sole power to vote or dispose of 41,797 shares represented by restricted share units held by BGK scheduled to vest within the next 60 days, 262,998 shares of Common Stock represented by options held by BGK and 80,676 shares of Common Stock represented by options held by BGK scheduled to vest within the next 60 days.

Page 8 of 10 Pages

(c)           Item 5(c) is amended and restated as follows:

       On May 13, 2016, 1011 Foundation donated 50,000 shares of Common Stock to charity.

On June 1, 2016, 34,350 restricted stock units held by 10122B Trust vested.  As allowed under the terms of RAK’s restricted share unit agreement, on June 1, 2016, the Issuer withheld 17,924 of the shares of Common Stock otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On June 1, 2016, 17,685 restricted stock units held by 2012 Kelly Trust vested.  As allowed under the terms of BGK’s restricted share unit agreement, on June 1, 2016, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the most recent Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4, on June 2, 2016, ASAC entered into the Repayment Agreements.

As further described in Item 4, ASAC entered into a Second Amended LPA to provide for the distribution of Shares to the limited partners on June 8, 2016 (the “Distribution”).  Following such Distribution, each limited partner will receive post-distribution common interests entitling such limited partner to a pro rata share of cash remaining in ASAC, subject to certain adjustments, and ASAC GP will receive special interests entitling it to the Shares allocated to ASAC GP in the Distribution and any property (including cash) received by ASAC as a dividend or distribution on or in exchange for the Shares allocated to ASAC GP.

Following the Distribution, ASAC GP may authorize cash distributions to the limited partners and distributions of cash and Shares to ASAC GP, at its sole discretion.  ASAC will also be permitted, at ASAC GP’s discretion, to acquire, hold, pledge, sell, transfer or otherwise dispose of the Shares remaining in ASAC.  ASAC GP will continue to control the exercise of voting rights with respect to the Shares.

The description of the Second LPA and the amendments to the loan agreements in Item 4 are hereby incorporated by reference.  The foregoing description of the LPA and the amendments to the loan agreements are qualified in their entirety by reference to the full text of the Second LPA and loan agreements incorporated as Exhibits H, I and J hereto.

ITEM 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit H –	Second Amended and Restated Limited Partnership of ASAC II LP

Exhibit I –	Partial Loan Repayment and Collateral Release Agreement, among ASAC II LP and JPMorgan Chase Bank, N.A., London Branch

Exhibit J –	Partial Loan Repayment and Collateral Release Agreement, among ASAC II LP, Bank of America, N.A., London Branch and the other parties thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 3, 2016	ASAC II LP
By: ASAC II LLC
Its: General Partner

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit	Document Description

H	Second Amended and Restated Limited Partnership of ASAC II LP

I	Partial Loan Repayment and Collateral Release Agreement, among ASAC II LP, JPMorgan Chase Bank, N.A., London Branch and the other parties thereto

J	Partial Loan Repayment and Collateral Release Agreement, among ASAC II LP, Bank of America, N.A., London Branch and the other parties thereto